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SEC FILE NUMBER
001-31796

CUSIP NUMBER
Common: 927426-10-6
Preferred: 927426-40-3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):                         ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form 10-Q  ☐  Form 10D
    ☐  Form N-SAR  ☐  Form N-CRS

For Period Ended:  March 31, 2009

☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended: _________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Vineyard National Bancorp_________________________________________________________________________________________________ ___
Full Name of Registrant

____________________________________________________________________________________________________________________________________________
Former Name if Applicable

1260 Corona Pointe Court________________________________________________________________________________________    _____________

Corona, CA 92879_________________________________________________________________________________________________  __________
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

First Quarter Financial Statements

Vineyard National Bancorp (referred to herein on an unconsolidated basis as “VNBC” and on a consolidated basis as “we”, “our”, “us”, or the “Company”) is not able to file a timely Quarterly Report on Form 10−Q for the quarter ended March 31, 2009 (“March 2009 Form 10-Q”) because it has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2008 (“2008 Form 10-K”) for reasons described in the Notification of Late Filing for the 2008 Form 10-K filed with the Securities and Exchange Commission (“SEC”) on April 1, 2009 (such notification being referred to herein as the “NT 10-K”).  VNBC’s liquidity position and lack of available resources continue to delay the completion of our financial statements and filings with the SEC.  Further, the Company's independent external auditors have not completed their audit of the Company's consolidated financial statements for the year ended December 31, 2008.  As a result, we are unable to file our 2008 Form 10-K and March 2009 Form 10-Q within the prescribed time period without unreasonable effort or expense and it is likely that we will not be able to file our 2008 Form 10-K and March 2009 Form 10-Q at all.  This notice contains unaudited information about the financial condition and results of operations of the Company and Vineyard Bank (the “Bank”), VNBC’s wholly-owned subsidiary.

In general, we refer you to the information contained in the NT 10-K, which provides additional information.  This document updates and supplements that disclosure.

VNBC Liquidity (Unaudited)

While the Bank’s liquidity position is currently relatively stable, the liquidity position of VNBC has continued to deteriorate.  The Bank is still not permitted to pay dividends or make payments to VNBC.  As a result of the Bank’s inability to upstream money to VNBC and VNBC’s inability to raise capital, VNBC has very little available liquidity.  VNBC has no borrowing availability or other sources of liquidity.  In addition, in February 2009, the Federal Reserve required VNBC to downstream $1.0 million to the Bank due to VNBC’s statutory obligation to serve as a source of strength for the Bank.  This further depleted VNBC’s available resources.  As of March 31, 2009, VNBC had $2.4 million in cash and cash equivalents.   This amount is not sufficient to pay our creditors or to continue operations.  As of March 31, 2009, VNBC had $48.3 million in principal outstanding under its secured line of credit with the senior lender, First Tennessee Bank, National Association (the “Senior Lender”), plus $1.8 million in accrued and unpaid interest thereunder.  As of that date, VNBC also had $120.5 million of unsecured indebtedness outstanding, plus $6.0 million in accrued and unpaid interest thereunder.  The restrictions on the Bank’s ability to upstream funds to VNBC and the lack of sources of liquidity available to VNBC continue to raise substantial doubt about VNBC’s ability to continue as a going concern.

As previously disclosed, our senior line of credit is collateralized by 100% of the Bank’s common stock.  On several occasions over the term of this facility, we have been in default due to non-compliance with certain financial and operating covenants.  As a result, VNBC and our Senior Lender have entered into several modifications and waivers with respect to these prior defaults.  As disclosed in the NT 10-K, the most recent modification extended the maturity date of the secured line of credit from the Senior Lender to May 22, 2009.  Therefore, if the Senior Lender does not agree to further extend the maturity date, it may take action to foreclose on the Bank’s stock after the loan matures on May 22, 2009.  In such event, there would be no assets available to the shareholders of VNBC or the unsecured creditors of VNBC, including holders of trust preferred securities and subordinated debentures.  See “Update on Stock Purchase Agreement, Regulatory Issues and Related Matters” below for more information.

Bank Liquidity (Unaudited)

At March 31, 2009, the Bank had $205.3 million in cash and cash equivalents as a source of liquidity.  In the second, third, and fourth quarters of 2008, negative publicity relating to our financial results and the financial results of other financial institutions, together with the seizure of various financial institutions by federal regulators, caused a significant amount of customer deposit withdrawals, thus affecting the Bank’s liquidity.  Deposit run-off somewhat stabilized in the first quarter of 2009.

In the second quarter of 2008, we relied on brokered deposits as a source of liquidity.  However, as a result of the issuance of a consent order by the Office of the Comptroller of the Currency on July 22, 2008, we can no longer accept, renew or rollover brokered deposits unless and until such time as we receive a waiver from the FDIC.  The Bank’s initial waiver request from the FDIC was not approved and has since been withdrawn.  At March 31, 2009, we had $181.6 million in brokered time deposits, all of which mature throughout 2009.

Effective April 21, 2008, the Federal Home Loan Bank (“FHLB”) reduced the Bank’s borrowing capacity from 40% to 30% of the Bank’s total assets.  The Bank’s borrowing availability, however, is limited to the amount of eligible collateral that can be pledged to secure that borrowing facility.  As of March 31, 2009, we had $179.5 million of outstanding term borrowings with the FHLB, and $3.9 million of remaining borrowing availability against our loan and investment collateral pledged at the FHLB.

On August 1, 2008, the Bank entered into an intercreditor agreement with the FHLB and Federal Reserve Bank of San Francisco (“FRB San Francisco”) whereby certain eligible loans pledged to the FRB San Francisco, and agreed to by the FHLB, may be utilized to support any advances from the FRB Discount Window.  We have pledged loans with an aggregate principal balance of $157.5 million which can be used by the FRB Discount Window in determining an amount available to us; however, the FRB Discount Window is not obligated to lend against any collateral deposited. At March 31, 2009 we had $145.5 million in borrowing availability with the FRB Discount Window.

As of March 31, 2009, the Bank had no other sources of borrowing.

Over the last several months, the Bank has been successful in utilizing higher-rate promotional certificates of deposit to offset any deposit run-off.  However, there can be no assurance the Bank’s use of such promotional certificates of deposit will continue to be sufficient to offset further deposit run-off.

Update on Stock Purchase Agreement, Regulatory Issues and Related Matters

As previously disclosed, we entered into a stock purchase agreement (the “Purchase Agreement”) with Vineyard Bancshares, Inc., a newly formed Minnesota corporation (the “Buyer”), pursuant to which the Company agreed to sell to the Buyer all of the outstanding shares of stock of the Bank.  The Buyer is a newly-formed corporation organized and controlled by the Company’s chairman of the board, Douglas M. Kratz, who serves as president and chief executive officer of the Buyer.

A special committee of the Board composed of disinterested directors was formed to review strategic alternatives and for the purpose of considering and negotiating the terms of a potential transaction with the Buyer because certain directors of the Company would have a material financial interest in the transaction.  The special committee reviewed and negotiated the proposed transaction with the Buyer and unanimously recommended to the Board the approval of the Purchase Agreement.  The Board, excluding interested directors, approved the transaction based on the unanimous recommendation of the special committee.

The Purchase Agreement provides for the ability of the Company to seek competing bids from third parties for the sale of the Bank, a “go shop clause”.  The Company is able to accept a superior proposal from another bidder, subject to paying the Buyer a break-up fee of $600,000 plus the reimbursement of its expenses.

On March 10, 2009 and March 31, 2009 the Company entered into amendments (the "Amendments") to the Purchase Agreement (as amended, the “Amended Purchase Agreement”).  The Amendments extended the date by which both parties can terminate the Purchase Agreement for the failure to satisfy the financing condition to May 22, 2009.  The first of the Amendments also reduced the minimum amount of stockholders' equity and loan loss reserve required at the Bank as a condition to the Buyer's obligation to consummate the transaction.

The closing of the proposed transaction is subject to the contingency that the Buyer receive a sufficient amount of financing (the “Financing”).  As of the date of this filing, we have been advised that the Buyer has been unsuccessful in obtaining the necessary subscriptions to satisfy the Financing condition.

Due to the current economic environment for financial institutions, we do not believe that the Buyer will be able raise sufficient private capital necessary to satisfy the Financing condition.  Under the “go-shop” provision of the Amended Purchase Agreement, the Company continues to solicit and will entertain competing offers for the sale of the Bank.  However, at this time, no other viable transactions have materialized.  Unless the economic environment for financial institutions improves or there are major changes in the bank regulatory system that make it more favorable to acquire troubled financial institutions, such as VNBC or the Bank, we believe that it is unlikely that another strategic alternative will materialize or that the Buyer will be able raise the necessary capital to consummate the Financing and satisfy the condition to closing.  Even if a transaction is consummated, there will not be sufficient assets available to the unsecured creditors including holders of trust preferred securities and subordinated debentures, or the common and preferred shareholders of VNBC.

As noted above, we believe that it is unlikely that alternative financing is available in the current environment.  As a result, we are not able to comply with the capital requirements contained in the Consent Order with the Office of the Comptroller of the Currency (the “OCC”) or the Written Agreement with the Federal Reserve.  On May 1, 2009, we have received a further notice from the OCC that the Bank is “significantly undercapitalized” under the regulatory framework for prompt corrective action.  This designation submits the Bank to increased regulatory oversight and requirements, and is likely to lead to the Bank being placed into receivership with the FDIC unless we are able to secure financing for the Bank.

In addition, in connection with extending the May 22, 2009 deadline under the Letter Agreement and the Amended Purchase Agreement, we extended the maturity date of the senior line of credit to May 22, 2009 and the Senior Lender waived certain events of default.   If the proposed transaction does not close before May 22, 2009, the Senior Lender could take action to foreclose on the Bank’s stock.

If the Bank is placed into FDIC receivership or the Senior Lender takes action to foreclose on the Bank’s stock, the Company will be required to cease operations and liquidate or seek bankruptcy protection.  If the Company were to liquidate or seek bankruptcy protection, we do not believe that there would be any assets available to the unsecured creditors, including holders of trust preferred securities and subordinated debentures, or the common and preferred shareholders of VNBC.  Further, the proposed transaction under the Amended Purchase Agreement and any other strategic transaction would be subject to the review and approval of VNBC’s and the Bank’s regulators.  Therefore, given the current financial condition of VNBC, if a transaction involving the sale of the Bank is not forthcoming in the near future and approved by the regulators, the Bank is likely be placed into receivership with the FDIC or the Senior Lender could foreclose on its loan to gain control of 100% of the Bank’s stock. In such event, there would be no assets available to the shareholders of VNBC or the unsecured creditors of VNBC, including holders of trust preferred securities and subordinated debentures.

Unaudited Financial Condition and Results of Operations

The Company's financial information for the quarter ended March 31, 2009, presented in this filing, is unaudited.  As a result, this financial information may be subject to additional adjustments.

Results of Operations (Unaudited)

We had a net loss for the three months ended March 31, 2009 of $65.9 million, compared to net loss of $13.3 million for the same period in 2008. For the three months ended March 31, 2009, operating results were significantly affected by provision for loan losses of $51.0 million and OREO write-downs of $13.7 million.

For the three months ended March 31, 2009, gross loan interest income was $20.6 million, a decrease of $19.9 million, or 49.1% as compared to the same period in 2008.  The effective yield of the loan portfolio for the three months ended March 31, 2009 was 5.12%, as compared to 7.65% for the same period in 2008.  Total net revenue (net interest income plus other income) for the three months ended March 31, 2009 was $12.5 million, a decrease of $7.8 million, or 38.6%, as compared to the same period in 2008. The decline in yield on our loan portfolio and decrease in net interest income is a result of several factors, including 1) interest income lost on non-accrual loans and 2) the decrease in the note rate on variable rate loans due to the decrease in the applicable lending indexes.

During the three months ended March 31, 2009, we sold $99.9 million of investment securities and recorded a $6.3 million gain on sale.  As of March 31, 2009, we had $3.9 million of investment securities remaining in our portfolio.

Our results of operations produced a net interest margin of 1.26% for the three months ended March 31, 2009, as compared to 3.47% for the same period in 2008.

Total operating expenses for the three months ended March 31, 2009 were $27.4 million, an increase of $6.3 million, or 29.6% as compared to $21.2 million for the same period in 2008.  This increase in operating expenses is primarily a result our OREO write-downs of $13.7 million, offset by decreases of $3.0 million and $1.2 million of salary and professional service expenses, respectively.

Balance Sheet (Unaudited)

Beginning in early 2008, we adopted a strategy to reduce our Consolidated Balance Sheet. To achieve this reduction, we implemented actions to limit our loan production and manage paydowns, resulting in a net contraction of our balance sheet by $159.7 million during the three months ended March 31, 2009, or 7.9%, from $2.0 billion at December 31, 2008 to $1.9 billion at March 31, 2009.

During the first quarter of 2009, we decreased our outstanding loan portfolio, including loans held-for-sale, by $128.8 million.  This outstanding loan portfolio decrease was comprised primarily of $88.6 million in loan payoffs and principal payments, $40.8 million of net charge-offs, and $51.6 million in loans transferred to OREO, offset by $52.2 million in disbursements on new and existing loan commitments.

Total deposits at March 31, 2009 were $1.6 billion, down $5.4 million from their level at December 31, 2008.  The decrease primarily resulted from the maturity of $24.9 million of brokered time deposits, offset by increases of $13.5 million and $13.3 million of money market and time deposits, respectively.

Our deposit portfolio at March 31, 2009 was comprised of $1.2 billion, or 77.6%, in time certificate of deposits, including brokered time deposits, $222.9 million, or 14.1%, in savings deposits (which include money market, NOW, and savings deposits) and $132.5 million, or 8.3%, in demand deposits.

During the three months ended March 31, 2009, FHLB advances decreased by $81.5 million, as a result of advance maturities.

As of March 31, 2009 and December 31, 2008, we had a deficit of shareholders’ equity of $100.7 million and $28.4 million, respectively.

As of March 31, 2009, the Company’s total risk-based capital, Tier 1 capital and leverage ratios were (6.13%), (6.13%) and (5.15%), respectively.  On a consolidated basis, the minimum regulatory capital ratios that we must meet are total risk-based capital of 8.0%, Tier 1 capital of 4.0% and a leverage ratio of 4.0%.  Therefore, each of these ratios was significantly below the minimum requirements at March 31, 2009.

At March 31, 2009, the Bank’s total risk-based capital, Tier 1 capital and leverage ratios were 5.44%, 4.16% and 3.49%, respectively.  Pursuant to regulatory ratio guidelines under prompt corrective action rules, a bank must have a total risk-based capital ratio of 10.0% or greater, Tier 1 capital of 6.0% or greater and a leverage ratio of 5.0% or greater to be considered “well capitalized”.   The Bank was “significantly undercapitalized” at March 31, 2009.

Asset Quality (Unaudited)

Our allowance for loan losses (“ALL”) was $54.5 million at March 31, 2009 and $44.3 million at December 31, 2008.  During the three months ended March 31, 2009, management’s review of our loan portfolio and the impact of the continued deterioration in the California real estate market resulted in a $51.0 million provision for loan losses, compared to a $26.9 million provision for loan losses for the same period in 2008.

In addition, also affecting the ALL are loans charged off and loans recovered.  We had net charge-offs of $40.8 million for the three months ended March 31, 2009, compared to net charge-offs of $27.5 million for the same period in 2008.

Our balance of non-accrual loans at March 31, 2009 was $345.7 million, an increase of $8.5 million, or 2.5% from its $337.2 million level at December 31, 2008.

Subsequent to March 31, 2009, there continues to be deterioration in our loan portfolio and there can be no assurance that there will be any improvement in our asset quality or that any improvement would be timely or sufficient to stabilize our financial condition or address regulatory requirements.

Forward-Looking Statements

Certain matters discussed in this Report on Form 12b-25 may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as such, may involve risks and uncertainties.  These forward-looking statements relate to, among other things, expectations of the environment in which we operate and projections of future performance including future earnings and financial condition, the closing of any transaction to sell our Bank subsidiary, the outcome of our ability to seek competing bids, the ability of the Buyer to raise financing necessary to consummate the transaction, the potential action of our regulators, and whether or not we will be required to seek bankruptcy protection. Our actual results, performance, or achievements may differ significantly from the results, performance, or achievements expected or implied in such forward-looking statements.  For a discussion of some of the factors that might cause such differences, see Part II, Item 1A “Risk Factors” previous Quarterly Reports on Form 10-Q and Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007. We do not undertake, and specifically disclaim any obligation, to update any forward looking statements to reflect the occurrence of events or circumstances after the date of such statements except as required by law.

SEC 1344 (04-09)Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James G. LeSieur III	951	271-5189
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☐ No☒

 2008 Form 10-K_____________________________________________________________________________________                                       ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No☐

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See PART III – NARRATIVE above, for management’s discussion of significant changes in results of operations for the three months ended March 31, 2009

                               Vineyard National Bancorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       May 18, 2008                                                                                          By: /s/ James G. LeSieur III
                                                                                                                 James G. LeSieur III
           Interim Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).